Exhibit 3.2

Execution Version

CERTIFICATE OF AMENDMENT TO DESIGNATION

OF THE

SERIES A CONVERTIBLE PREFERRED STOCK OF

CELSIUS HOLDINGS, INC.

WHEREAS, on August 1, 2022, Celsius Holdings, Inc., a corporation duly organized and existing under the laws of the state of Nevada (the “Corporation”), filed a Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Nevada, establishing, in accordance with the applicable provisions of the Nevada Revised Statutes (“NRS”), and pursuant to the authority under the Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”), a series of the Corporation’s preferred stock, par value $0.001 per share, designated as the “Series A Convertible Preferred Stock”, and having the voting powers, designations, preferences, limitations, restrictions and relative rights set forth in the Certificate of Designation (the “Series A Convertible Preferred Stock”);

WHEREAS, on August 1, 2022, the Corporation issued 1,466,666 shares of the Series A Convertible Preferred Stock to PepsiCo, Inc., a North Carolina corporation (the “Investor”);

WHEREAS, the Corporation’s Board of Directors (the “Board”) has adopted a resolution providing for an amendment to the Certificate of Designation as set forth in this Certificate of Amendment to Designation (this “Certificate of Amendment”);

WHEREAS, the Investor, as the sole holder of all of the issued and outstanding shares of the Series A Convertible Preferred Stock, has delivered a written consent (i) approving the amendments set forth in this Certificate of Amendment and (ii) consenting to the Board’s authorization, creation and issuance of 390,000 shares of preferred stock, par value $0.001 per share, designated as “Series B Convertible Preferred Stock”, of the Corporation (the “Series B Convertible Preferred Stock”);

WHEREAS, the Series B Convertible Preferred Stock by its terms ranks on parity with the Series A Convertible Preferred Stock; and

WHEREAS, the Corporation has no class or series of stock which is senior to the Series A Convertible Preferred Stock as to the payment of distributions upon dissolution of the Corporation.

NOW THEREFORE, BE IT RESOLVED, that in accordance with the provisions of the Articles of Incorporation and the NRS, the Certificate of Designation is hereby amended as set forth in this Certificate of Amendment.

AMENDMENTS

1. The following definitions shall hereby replace in their entirety the respective definitions set forth in the Certificate of Designation:

“Distribution Agreement” shall mean that certain amended and restated Distribution Agreement, effective as of August 28, 2025, by and between the Corporation and the Investor, as the same may be amended, supplemented or otherwise modified from time to time.

“Seventh Anniversary Date” shall mean August 28, 2032.

“Sixth Anniversary Date” shall mean August 28, 2031.

“Tenth Anniversary Date” shall mean August 28, 2035.

“Thirteenth Anniversary Date” shall mean August 28, 2038.

2. Section 4(d) is hereby amended and restated in its entirety to read as follows:

“(d) During such time or times as any Holder of Series A Preferred Stock is entitled to nominate for election a director (or directors) and at least one such seat is filled (each, a “Preferred Director”), the Corporation shall not, without approval of the Board (which such approval must include the affirmative approval of each such Preferred Director), enter into any Related Person Transaction other than on an arms’ length basis (as determined in the reasonable discretion of the Board).”

3. Section 9(b) is hereby amended and restated in its entirety to read as follows:

“(b) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Conversion Notice or Redemption Notice, shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service, addressed to the Corporation, 2381 NW Executive Center Drive, Boca Raton, Florida 33431, Attn: Chief Financial Officer and Legal Department, email address: [***], or such other address or email address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service addressed to each Holder at the address or email address of such Holder appearing on the books of the Corporation, or if no such address or email address appears on the books of the Corporation, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via email, (ii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iii) upon actual receipt by the party to whom such notice is required to be given.”

TAX TREATMENT

1. The amendment pursuant to this Certificate of Amendment is intended to be treated as a tax-free recapitalization in accordance with section 368(a)(1)(E) of the Internal Revenue Code of 1986, amended (the “Intended Tax Treatment”). The Corporation and the Investor shall not take any position inconsistent with the Intended Tax Treatment unless required by applicable law.

* * * *

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 28th day of August, 2025.

CELSIUS HOLDINGS, INC.

By:	/s/ Richard Mattessich
Name:	Richard Mattessich
Title:	Chief Legal Officer